United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

This report also incorporates by reference the following reports, which are accordingly incorporated by reference in the registration statements on Form F-3 referred to in the preceding paragraph:

•                  our current report on Form 6-K furnished to the SEC on April 25, 2012, containing our unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2012, December 31, 2011 and March 31, 2011, prepared in accordance with U.S. generally accepted accounting principles (the “March 31, 2012 Financial Statements”); and

•                  our current report on Form 6-K furnished to the SEC on May 25, 2012, containing the March 31, 2012 Financial Statements in XBRL format.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

Overview

In the first three months of 2012, we generated net income attributable to the Company’s stockholders of US$3.827 billion, a decrease of US$2.999 billion, or 43.9%, compared to the first three months of 2011.  The decrease in net income was driven primarily by a $4.119 billion decrease in operating income, reflecting lower realized prices and volumes, slightly higher costs for outsourced services and personnel and the effect of the gain on the sale of our aluminum assets, which occurred in the first three months of 2011.  Operating cash flow in the first three months of 2012 reached US$3.255 billion, a decline of 45.8% compared to operating cash flow of US$6.008 billion for the first three months of 2011, primarily due to the reduction in sales volumes and prices.  Various projects, including Bayóvar, Tres Valles, Onça Puma, Oman and Moatize, are ramping up operations.  These are new platforms for value creation whose potential is expected to materialize in the near future.

The following table shows average sales prices for our principal products for the first three months of 2012 and 2011.

	Three months ended March 31,
	2011	2012
	(US$/metric ton, except as indicated)
Iron ore	126.19	109.26
Iron ore pellets	181.33	162.29
Manganese	197.25	132.91
Ferroalloys	1,457.14	1,203.88
Nickel	26,851.19	19,696.43
Copper	10,043.78	8,117.28
Potash	462.69	546.88
Platinum (US$/oz)	1,814.02	1,741.17
Cobalt (US$/lb)	15.38	13.36
Coal:
Thermal coal	80.62	87.58
Metallurgical coal	183.70	209.53
Phosphates:
MAP	644.27	693.67
TSP	559.04	567.80
SSP	266.35	248.86
DCP	644.58	706.88
Phosphate rock	100.64	114.76
Nitrogen	577.18	542.37

The following table sets forth, for our principal products, the total volumes sold in the first three months of 2012 and 2011.

	Three months ended March 31,
	2011	2012
	(thousand metric tons)
Iron ore	57,745	54,793
Iron ore pellets	10,307	10,400
Manganese	218	316
Ferroalloys	105	103
Nickel	58	56
Copper	53	58
Potash	134	128
Cobalt	554	577
Coal:
Thermal coal	829	1,570
Metallurgical coal	476	1,199
Phosphates:
MAP	234	280
TSP	120	88
SSP	544	499
DCP	150	108
Phosphate rock	626	816
Nitrogen	298	354

Revenues

Our gross operating revenues were US$11.339 billion for the first three months of 2012, 16.3% lower than gross operating revenues for the first three months of 2011, mainly as a result of declines in both prices and volumes sold of iron ore and base metals.  The proportion of our total gross operating revenues attributable to the sale of bulk materials increased to 72.7% in the first three months of 2012 from 70.3% in the first three months of 2011, while the share of our total operating revenues attributable to the sale of base metals decreased to 15.7% in the first three months of 2012, from 20.3% in the same period last year.  In the first three months of 2012, sales to Asia increased to 51.4% of our total revenues from 49.6% in the comparable period in 2011, while sales to the Americas (excluding Brazil) decreased to 8.0% from 8.9%, and sales to Europe decreased to 16.7% from 19.4%.  The following table presents our gross operating revenues by product and our total net operating revenues for the periods indicated.

	Three-month period ended March 31,
	2011		2012		% change
	(US$ million)
Bulk Materials:
Iron ore	7,287		5,987		(17.8)
Iron ore pellets	1,878		1,698		(9.6)
Manganese	43		42		(2.3)
Ferroalloys	157		124		(21.0)
Coal	154		389		152.6
Subtotal	9,519		8,240		(13.4)
Base Metals:
Nickel and other products(1)	2,115		1,555		(26.5)
Copper concentrate(2)	251		220		(12.4)
Aluminum products(3)	383		—		—
Subtotal	2,749		1,775		(35.4)
Fertilizers:
Potash	62		70		12.9
Phosphates	536		548		2.2
Nitrogen	172		192		11.6
Others fertilizer products	17		19		11.8
Subtotal	787		829		5.3
Logistics:
Railroads	250		265		6.0
Ports	78		138		76.9
Subtotal	328		403		22.9
Other products and services(4)	165		92		(44.2)
Gross revenues	13,548		11,339		(16.3)
Value added tax	(335)		(285)		(14.9)
Net operating revenues	US$	13,213	US$	11,054	(16.3)

(1)          Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)          Does not include copper produced as a nickel co-product.

(3)          Reflects aluminum operations sold in February 2011.

(4)          Includes kaolin, pig iron and energy.

The following table summarizes, for the periods indicated, the distribution of our operating revenues based on the destination of the goods sold.

	Three-month period ended March 31,
	2011			2012
	(US$ million)		(% of total)	(US$ million)		(% of total)
North America
Canada	US$	463	3.4%	US$	265	2.3%
United States	475		3.5	408		3.6
Mexico	24		0.2	5		0.1
	962		7.1	678		6.0
South America
Brazil	2,537		18.7	2,351		20.7
Other	241		1.8	227		2.0
	2,778		20.5	2,578		22.7
Asia
China	4,024		29.7	3,551		31.3
Japan	1,509		11.1	1,335		11.8
South Korea	428		3.2	532		4.7
Taiwan	323		2.4	170		1.5
Other	433		3.2	240		2.1
	6,717		49.6	5,828		51.4
Europe
Germany	918		6.8	672		5.9
United Kingdom	357		2.6	237		2.1
Italy	468		3.4	315		2.8
France	147		1.1	105		0.9
Other	745		5.5	560		5.0
	2,635		19.4	1,889		16.7
Rest of the world	456		3.4	366		3.2
Total	US$	13,548	100.0%	US$	11,339	100.0%

Revenues by segment

Bulk materials

Revenues from sales of bulk materials decreased 13.4% in the first three months of 2012, as compared to the same period in 2011, primarily due to lower prices of iron ore and iron ore pellets.  Our average realized prices were down 13.4% for iron ore and 10.5% for iron ore pellets due to a decline in the average price premium as well as lower global prices for iron ore and pellets and higher bunker oil prices, while the volume of iron ore sold decreased by 5.1%, principally due to the effect of extremely heavy rains in Brazil, where all of our iron ore operations are located.

The decline in the volume of iron ore and pellets sold also reflects the accumulation of iron ore inventories in the first quarter of 2012.  Two factors are responsible for the elevated level of inventories: (i) the operation of two pellet plants in the Middle East supplied with feed from Brazil involves a longer production cycle and, as a consequence, transitory stocks; and (ii) the enlargement of our global distribution network with a fleet of bulk carriers and a floating transshipment station in the Philippines.

Revenues from bulk materials were positively affected by higher prices and volume for coal. Our average realized prices were up 8.6% for thermal coal, reflecting demand from the power industry, and 14.1% for metallurgical coal due to demand in China.  The volume of metallurgical coal sold increased by 151.9%, while the volume of thermal coal sold increased 89.4%, in each case mainly due to the start of production at Moatize.

Revenues from sales of both manganese and ferroalloys declined as a result of lower prices, which decline was partially offset by an increase in the volume of manganese sold.

Base metals

Revenues from sales of base metals decreased 35.4% in the first three months of 2012, as compared to the same period in 2011, primarily due to lower nickel prices worldwide, as well as lower volumes sold as a result of a temporary stoppage of our nickel mining operations at Sudbury in order to address certain safety issues.  Additionally, figures for the first quarter of 2011 include two months of aluminum sales prior to the transfer of substantially all of our aluminum assets to Norsk Hydro ASA in February 2011.

Fertilizers

Revenues from fertilizer sales were 5.3% higher in the first three months of 2012 compared to the same period in 2011, mainly as a result of increased sales volumes of both phosphates (6.4% higher) and nitrogen (18.8% higher), partially offset by lower realized prices for each of these products.

Logistics

Revenues from sales of logistics services increased by 22.9% in the first three months of 2012 compared to the same period in 2011, mainly due to higher prices.

Operating costs and expenses

The following table summarizes the operating costs and expenses for the periods indicated

	Three-month period ended March 31,
	2011		2012		% change
	(US$ million)
Cost of ores and metals	4,101		4,256		3.8
Cost of aluminum products	289		—		—
Cost of logistic services	289		353		22.1
Cost of fertilizer products	645		666		3.3
Others	252		415		64.7
Cost of goods sold	5,576		5,690		2.0
Selling, general and administrative expenses	419		529		26.3
Research and development	342		299		(12.6)
Gain on sale of assets	(1,513)		—		—
Other costs and expenses	420		686		63.3
Total operating costs and expenses	US$	5,244	US$	7,204	37.4

Cost of goods sold

The following table summarizes the components of our cost of goods sold for the periods indicated.

	Three-month period ended March 31,
	2011		2012		% change
	(US$ million)
Outsourced services	US$	909	US$	1,096	20.6
Materials costs	937		1,014		8.3
Energy:
Fuel and gases	557		484		(13.3)
Electric energy	306		217		(29.1)
Subtotal	863		701		(18.8)
Acquisition of products:
Iron ore and pellets	336		228		(32.1)
Nickel	144		93		(35.4)
Other	69		77		11.6
Subtotal	549		398		(27.5)
Personnel	687		828		20.5
Depreciation and depletion	864		913		5.7
Others	767		740		(3.5)
Total	US$	5,576	US$	5,690	2.0

During the first three months of 2012, the cost of goods sold increased by 2.0% compared to the same period in 2011, totaling US$5.690 billion for the quarter.  Of the US$114 million increase in cost of goods sold, US$463 million was attributable to higher costs for additional dredging, corrective maintenance services and higher demurrage charges due to operational issues caused by heavy rainfall, which was partially offset by a US$218 million decrease in costs attributable to the lower average value of the Brazilian real against the U.S. dollar and a US$131 million decrease attributable to lower volumes sold.

•                  Outsourced services costs (primarily for operational services such as waste removal, cargo freight and maintenance of equipment and facilities) increased 20.6%, driven primarily by the abnormally intense rainy season and an accident at the Carajás railroad, which increased maintenance services in the first quarter of 2012.  Additionally, the suspension of mining activities at Sudbury to address certain safety concerns affected costs.

•                  Materials costs increased 8.3%, reflecting the effect of maintenance works, primarily in iron ore and pellets, as well as a cold maintenance stoppage in Tubarão plants I & II in January and February.

•                  Energy costs decreased 18.8%, primarily reflecting the depreciation of the Brazilian real against the U.S. dollar, as well as the reduction in energy costs as a result of the transfer of our aluminum assets in February 2011.

•                  Costs of purchasing products from third parties decreased 27.5%, driven primarily by lower purchases of iron ore, iron ore pellets and nickel as a result of reduced shipments due to the accident that occurred at the Carajás railroad and the stoppage in Sudbury for safety assessments.

•                  Personnel costs increased 20.5%, due primarily to an increased number of employees hired for project execution, as well as the effects of a new collective bargaining agreement in Brazil which increased wages by 8.6% and provided for a retention bonus to be paid to employees.

•                  Depreciation and depletion expense increased 5.7% due to the ramp-up of new projects, which expense was partially offset by the depreciation of the Brazilian real against the U.S. dollar.

•                  Other costs of goods sold decreased by 3.5% in the first three months of 2012 compared to the same period of 2011.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 26.3% to US$529 million for the first three months of 2012, from US$419 million in the corresponding period in 2011, as a result of higher head count due to increased hiring for project execution and the new collective bargaining agreement in Brazil.

Research and development expenses

Research and development expenses, which reflects our investment in creating long-term growth opportunities, decreased by 12.6%, to US$299 million in the first three months of 2012, from US$342 million in the corresponding period in 2011, as a result of lower expenditures for feasibility and other studies for natural gas exploration, which was partially offset by new projects, mineral exploration and the development of new processes and technological improvements.

Other expenses

Other costs and expenses increased by 63.3%, to US$686 million in the first three months of 2012, from US$420 in the corresponding period in 2011, mainly due to pre-operating and start-up expenses related to Onça Puma, Vale Nouvelle-Calédonie and Moatize.

Operating income by segment

The following table provides information about our operating income by segment and as a percentage of revenues for the periods indicated.

	Three months ended March 31,
	2011			2012
	Segment operating income (loss)
	(US$ million) (unaudited)		% of product net operating revenues	(US$ million) (unaudited)		% of product net operating revenues
Bulk Materials:
Iron ore	US$	5,084	70.8%	US$	3,389	57.4%
Iron ore pellets	941		51.8	827		50.8
Manganese ore	15		36.6	4		10.0
Ferroalloys	23		15.9	(13)		—
Coal	(124)		—	(67)		—
Subtotal	5,939		63.6	4,140		51.3
Base Metals:
Nickel and other products(1)	627		29.6	(42)		—
Copper concentrate(2)	84		35.9	(12)		—
Aluminum products(3)	73		19.3	—		—
Subtotal	784		28.7	(54)		—
Fertilizers:
Potash	(18)		—	8		12.1
Phosphates	13		2.6	47		8.9
Nitrogen	(1)		—	(26)		—
Others fertilizer products	14		100.0	16		100.0
Subtotal	8		1.1	45		5.8
Logistics:
Railroads	(29)		—	(74)		—
Ports	2		2.9	1		0.8
Shipping	—		—	—		—
Subtotal	(27)		—	(73)		—
Other products and services(4)	(248)		—	(208)		—
Subtotal	6,456		48.9	3,850		34.8
Gain on sale of assets	1,513		—	—		—
Total	US$	7,969	60.3%	US$	3,850	34.8%

(1)          Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)          Does not include copper produced as a nickel co-product.

(3)          Reflects aluminum operations sold in February 2011.

(4)          Includes kaolin, pig iron and energy.

The decrease in operating margin before gain on sale of assets, to 34.8% from 48.9%, is mainly due to:

•                  A decrease in the operating margin for iron ore, which primarily reflects lower average sale prices and operational problems due to an accident that occurred at the Carajás railroad.

•                  A decrease in the operating margin for nickel, which is mainly attributable to the expenditures related to the stoppage at Sudbury, the start-up costs at Onça Puma and the start-up costs and inventory adjustments at Vale Nouvelle-Calédonie.

•                  An offsetting increase in the operating margin for fertilizers, which reflects higher volume sold due to stronger demand beginning in the second half of 2012, primary from the Brazilian agricultural sector.

Non-operating income (expenses)

The following table details our net non-operating income (expenses) for the periods indicated.

	Three-month period ended March 31,
	2011		2012
	(US$ million)
Financial income	US$	165	US$	119
Financial expenses	(582)		(613)
Gains on derivatives, net	239		296
Foreign exchange and monetary gains (losses), net	80		427
Non-operating income (expenses)	US$	(98)	US$	229

We had net non-operating income of US$229 million in the three-month period ended March 31, 2012, compared to non-operating expenses of US$98 million in the same period in 2011.  This increase primarily reflects the following factors:

•                  A decrease in financial income of US$46 million, mainly due to a lower average cash balance.

•                  Increased financial expenses of US$31 million, attributable in part to fair value changes in amounts due under our shareholder debentures.

•                  The net effect of fair value changes in derivatives had a positive impact on earnings of US$296 million in the first three months of 2012 and US$239 million in the first three months of 2011.  This reflected the following main categories of derivatives transactions:

•                  Currency and interest rate swaps — We recognized net income of US$248 million in the first three months of 2012 from currency and interest rate swaps, compared to net income of

US$219 million in first three months of 2011.  These swaps are primarily made to convert debt denominated in other currencies into U.S. dollars in order to protect our cash flow from exchange rate volatility.

•                  Bunker oil derivatives — We did not recognize any gains or losses with respect to bunker oil derivatives in the first three months of 2012, compared to net income of US$32 million in first three months of 2011.  These derivatives were structured to minimize the volatility of the cost of maritime freight.

•                  Foreign exchange and monetary gains of US$427 million in the first three months of 2012 compared to foreign exchange gains of US$80 million in the first three months of 2011, principally due to monetary variation losses incurred in the first quarter of 2011 on the accrual of subsequently paid social contribution taxes.

Income taxes

In the first three months of 2012, we recorded income tax expense of US$553 million, compared to US$1,377 million expensed in the same period in 2011, representing an effective tax rate of 14.3% in 2012 and 17.4% in 2011.

Affiliates and joint ventures

Our equity in the results of affiliates and joint ventures resulted in a net gain of US$243 million in the first three months of 2012, compared to a net gain of US$280 million in the same period in 2011.  The amount in both periods is primarily attributable to (i) the 22.0% equity interest we hold in Hydro since February 2011 and (ii) our joint venture Samarco.

LIQUIDITY AND CAPITAL RESOURCES

Overview

In the ordinary course of our business, our principal funding requirements are for capital expenditures, dividend payments and debt service.  We have historically met these requirements by using cash generated from operating activities and through borrowings, supplemented occasionally by dispositions of assets.

For 2012, we have budgeted capital expenditures of US$21.4 billion, and announced a minimum dividend payment of US$6.0 billion to be paid in two installments of US$3.0 billion.  The first installment was paid in April and the second is payable in October.  We paid US$9.0 billion in dividends during 2011 and repurchased US$3.0 billion of our common and preferred shares during the second half of 2011.

We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements.  We also regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make acquisitions and investments to implement our business strategy.  We may fund these investments with borrowings.

Sources of funds

Our main sources of funds are operating cash flow and borrowings.  Our operating activities generated cash flows of US$3.255 billion in the first three months of 2012.

Our major new borrowing transactions in 2012 are summarized below:

•                  In January 2012, our wholly-owned finance subsidiary Vale Overseas issued US$1 billion of notes due 2022, guaranteed by Vale, with a coupon of 4.375% per year, payable semi-annually.

•                  In April 2012, in a reopening of its 4.375% guaranteed notes due 2022, Vale Overseas issued an additional US$1.25 billion of that series of notes. Those notes will be consolidated and form a single series with the US$1 billion of notes issued in January 2012.

In addition to the transactions described above, through March 31, 2012 we also borrowed US$190 million under our existing financing agreements.

Uses of funds

Capital expenditures

We have budgeted US$21.4 billion for capital expenditures in 2012, and in the first three months of 2012, our capital expenditures, excluding acquisitions, amounted to US$3.2 billion.  These capital expenditure figures include some amounts that are treated as current expenses for accounting purposes, such as expenses for project development, maintenance of existing assets, and research and development.

Distributions

The minimum dividend we have announced for 2012 is US$6.0 billion. The first installment of US$3.0 billion was paid in April and the second is payable in October.

Debt

On March 31, 2012, we had aggregate outstanding debt of US$24.851 billion.  Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$24.351 billion, compared to US$23.033 billion at the end of 2011.  At March 31, 2012, US$763 million of the total aggregate outstanding debt was secured by liens on some of our assets, and our average debt maturity was 9.4 years.

In general, our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with financial institutions.  At March 31, 2012, we had US$500 million of outstanding short-term debt.

Our major categories of long-term indebtedness are as follows.  The amounts given below include the current portion of long-term debt and exclude accrued charges.

•                  U.S. dollar-denominated loans and financings (US$4.534 billion at March 31, 2012).  This category includes export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations.  The largest facility is a pre-export financing linked to future receivables from export sales, which was originally entered into in the amount of US$6.0 billion.  The outstanding amount at March 31, 2012 was US$650 million.

•                  U.S. dollar-denominated fixed rate notes (US$10.132 billion at March 31, 2012). We have issued in public offerings several series of fixed rate debt securities through our finance subsidiary, Vale Overseas Limited, and through our subsidiary Vale Canada.   The US$9.131 billion in debt securities issued by Vale Overseas Limited is guaranteed by Vale.

•                  Euro-denominated fixed rate notes (US$999 million at March 31, 2012).  On March 24, 2010, we issued €750 million of fixed-rate notes in a global public offering.  These notes are due in 2018 and have a coupon of 4.375% per year, payable annually.

•                  Real-denominated non-convertible debentures (US$2.560 billion at March 31, 2012).  In November 2006, we issued non-convertible debentures in the amount of approximately US$2.600 billion, in two series, with four- and seven-year maturities.  The first series, approximately US$700 million at issuance, matured in 2010.  The second series, approximately US$1.900 billion at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year.   At March 31, 2012, the total amount of the second series was US$2.184 billion.

•                  Other debt (US$5.761 billion at March 31, 2012).  We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, denominated in Brazilian reais and other currencies.

Part of our debt is incurred under a variety of credit lines, the amounts drawn under which are included in the long-term indebtedness listed above.  As of March 31, 2012, these included the following:

•                  A credit line for US$530 million with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards.  As of March 31, 2012, we had drawn US$178 million under this facility.

•                  A credit line for US$1 billion with Export Development Canada to finance our investment program.  As of March 31, 2012, we had drawn US$675 million under this facility.

•                  A US$1.2 billion facility with The Export-Import Bank of China and the Bank of China Limited to finance the construction of 12 very large ore carriers.  As of March 31, 2012, we had drawn US$467 million under this facility.

•                  Framework agreements signed in May 2008 with the Japan Bank for International Cooperation (“JBIC”) and Nippon Export and Investment Insurance (“NEXI”) for US$5.0 billion of financing for mining, logistics and power generation projects.  We have a fully drawn US$300 million export facility, through our subsidiary PTVI, with Japanese financial institutions to finance the construction of the Karebbe hydroelectric power plant on the Larona River in Sulawesi, Indonesia.

•                  Credit lines for R$7.3 billion, or US$4.0 billion, with BNDES to finance our investment program.  As of March 31, 2012, we had drawn the equivalent of US$1.526 billion under this facility.

•                  Facilities with BNDES totaling R$877 million, or US$492 million, to finance the acquisition of domestic equipment.  As of March 31, 2012, we had drawn the equivalent of US$336 million under these facilities.

We have revolving credit facilities with syndicates of international banks.  As of March 31, 2012, the total amount available under these facilities was US$4.1 billion.  A portion of these facilities, US$1.1 billion, expired in May 2012.  As of March 31, 2012, we had not drawn any amounts under these facilities, but US$110 million of letters of credit were issued and outstanding under a facility of Vale Canada.

Some of our long-term debt instruments contain financial covenants.  Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage.  We believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements.

RECENT DEVELOPMENTS

Tax proceedings

As described more fully in our annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 20-F”), we are engaged in legal proceedings concerning the contention of the Brazilian federal tax authority that we should pay Brazilian corporate income tax and social security contributions on the net income of our non-Brazilian subsidiaries and affiliates.  On May 3, 2012, the Superior Court of Justice revoked the March 2012 injunction suspending the collection of claims by the tax authorities related to foreign profits, but on May 9, 2012, we obtained an injunction with similar effects from Brazil’s Supreme Court, pending a final ruling on the merits of our challenge.  The tax authority has appealed the injunction, and we are currently waiting for a decision on the appeal.  For more information about these proceedings, please see the section Additional Information — Legal Proceedings of our 2011 20-F.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Period ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(US$ million)
	(unaudited)
Income before discontinued operations, income taxes and equity results	15,233	13,217	7,123	20,314	26,799	7,871	4,079
Fixed charges:
Interest costs — capitalized	78	230	266	164	234	33	56
Interest costs — expensed	2,517	1,765	1,558	2,646	2,465	582	613
Guaranteed preferred stock dividend	370	475	638	881	1,265	1,217	1,291
	2,965	2,470	2,462	3,691	3,964	1,832	1,960
Amortization of capitalized interest	18	26	38	45	54	45	54
Distributed income of equity investees	394	513	386	1,161	1,038	250	60
	18,610	16,226	10,009	25,211	31,855	9,998	6,153
Less: interest capitalized	(78)	(230)	(266)	(164)	(234)	(33)	(56)
	18,532	15,996	9,743	25,047	31,621	9,965	6,097
Ratio of earnings to combined fixed charges and preferred dividends	6.25	6.48	3.96	6.79	7.98	5.44	3.11

EXHIBIT INDEX

Exhibit A: Awareness Letter of PricewaterhouseCoopers Auditores Independentes

Exhibit A

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

July 3, 2012

Commissioners,

We are aware that our report dated April 25, 2012 on our review of interim financial information of Vale S.A. for the three month periods ended March 31, 2012 and 2011, which is included in this report on Form 6-K is incorporated by reference in Vale’s registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01).

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Sonia Zagury

	By:	/s/ Luciana Ribeiro da Costa Werner

Date: July 3, 2012